

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Liu Changzhen, Chairman of the Board
China Ginseng Holdings, Inc.
64 Jie Fang Da Road
Ji Yu Building A, Suite 1208
Changchun City, China

> **Re: China Ginseng Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 5, 2011**
> **File No. 000-54072**

Dear Mr. Changzhen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
Item 4.02(a)

1. We note that you have restated your financial statements for the years ended June 30, 2009 and 2008 and the nine month periods ended March 31, 2010 and 2009, in your amended Form 10 filed November 10, 2010. The restated interim periods in your amended Form 10 are not consistent with those disclosed here (i.e. the nine months ended September 30, 2010 and 2009). Please revise or advise.

2. Please revise to provide additional disclosure regarding the nature and cause of the accounting errors identified in your amended registration statement. Your revised disclosure should enable an investor to understand the basis of such restatement. Refer to Item 4.02 of Form 8-K.

3. We note your Board of Directors concluded on December 17, 2010, that your previously issued financial statements should no longer be relied upon. We also note your statement that you have re-filed your registration statement on Form 10, yet we were unable to locate an amended Form 10 filed on or after the date of your conclusion, December 17, 2010. Please advise.

     As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions, please call me at (202) 551-3774.

Sincerely,

Blaise Rhodes
Staff Accountant